Bradford & Bingley

RECEIVED

2004 NOV 16 A 11:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

04046531

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

8 November 2004

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Re 82-5154

RECEIVED
2004 NOV 16 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

01 November 2004

Bradford & Bingley plc and Legal & General Group plc announce new business partnership

Bradford & Bingley plc and Legal & General plc are delighted to announce a new business partnership subject to final agreement. Under the arrangement, Bradford & Bingley will offer to its customers a range of Legal & General investment and protection products.

This is an important step in the refocus and growth of Bradford & Bingley's branch-based retail business and will enable Bradford & Bingley to take full advantage of expected changes in the regulatory regime.

It is anticipated that around 200 of Bradford & Bingley's Wealth advisers and other staff will transfer to Legal & General from 3 December 2004. The advisers, who will continue to be based in Bradford & Bingley's branches, will offer advice to customers on investment, pension and protection products as Legal & General advisers from 17th January 2005.

Legal & General will offer its own range of investment and pension products and, with the advent of depolarisation, an increased choice of investment products from a wide range of leading fund managers through its own brand open-architecture platform.

The agreement will give Bradford & Bingley customers access to an extended range of wealth services including greater expertise in inheritance tax and retirement planning.

Bradford & Bingley will receive commission on products sold by the Legal & General advisers. The new arrangement will enable Bradford & Bingley to reduce direct and support costs in its Retail business by about £10 million per year. This reduction is over and above the cost savings announced in May of this year.

Bradford & Bingley transacted investment and protection equivalent business of about £20 million annual premium equivalent* in the first half of 2004 in its core Retail business.

Bradford & Bingley's Retail business offers one of the widest ranges of financial services products and providers on the High Street. Product lines include: Bradford & Bingley savings products; "multi-tie" broking of general insurance, personal loans and motor insurance; Legal & General retirement, IHT and protection products; and, following depolarisation, a "multi-fund" range of investment products arranged through Legal & General. Bradford & Bingley will monitor the mortgage broking market following "M-Day" with a view to move to a "multi-tie" proposition by early 2005.

* Annual Premium Income = ten per cent of single premiums plus annual premiums

Commenting on the announcement Steven Crawshaw, Group Chief Executive of Bradford & Bingley, said:

"A partnership with Legal & General will give us access to their world class sales management and product suite. It will enable us to deliver a strong range of investment

/

and protection products with extremely high service standards and swift processing. It will be another important step in the simplification of our Retail business and will further reduce costs. We are making this announcement now to provide our Wealth advisers and customers with clarity following our statement in May that we intended to take full advantage of forthcoming regulatory change as quickly as possible. This change will give rise to a better retail proposition for our customers and for Bradford & Bingley."

David Prosser, Group Chief Executive of Legal & General, said:

"In the run-up to depolarisation we are pleased that Bradford & Bingley has been attracted to Legal & General's value for money product proposition and our core skill and expertise in managing large partnership arrangements.

"Legal & General is committed to providing good value, competitively priced products for the customers of our partners, both in protection and investment products. Through the use of technology we see the opportunity for continuing to improve investment choice via cost efficient open architecture and process simplification in selling life assurance. We believe Legal & General is well placed to grow its market share in a depolarised world."

If you would like to discuss the information in this statement, please contact:

Bradford & Bingley

Investor Relations:

Richard Tedder
Bradford & Bingley plc
Tel: 020 7067 5591
Email: richard.tedder@bbg.co.uk

Press Office:

Siobhan Hotten
Bradford & Bingley plc
Tel: 020 7067 5627
Email: siobhan.hotten@bbg.co.uk

Legal & General

Investor Relations:

Peter Horsman
Legal & General plc
Tel: 0207 528 6362
Email: peter.horsman@group.landg.com

Press Office:

John Morgan
Legal & General
Tel: 0207 528 6213
Email: john.morgan@group.landg.com

Tony Carlisle
Citigate Dewe Rogerson
(020) 7638 9571
+07973 (611) 888

Ends

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Bradford & Bingley plc

2) Name of Director

Robert Dickie

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Spouse - Karen M Dickie

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Karen M Dickie

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Karen M Dickie

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7) Number of shares/amount of stock acquired

1,000

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 25p shares

12) Price per share

275.5p

13) Date of transaction

01.11.2004

14) Date company informed

02.11.2004

15) Total holding following this notification

n/a

16) Total percentage holding issued class following this notification

n/a

17) Date of grant

n/a

If a director has been granted options by the company please complete the following boxes

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

24) Name of contact and telephone number for queries

Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for making this notification

Phil Kershaw 01274 806106

Date of Notification.....02 November 2004

03 November 2004

Bradford & Bingley Analyst and Investor Seminar

Bradford & Bingley plc is today holding an analyst and investor seminar covering the Group's Lending and Retail businesses and cost cutting and disposal programmes.

The seminar, chaired by Steven Crawshaw, Group Chief Executive, will cover:

- The specialist lending business;
- Simplification and development of the Retail business; and
- The Group's cost cutting and non-core disposal programmes.

The seminar will commence at 4.30pm and an archived version of the presentation will be available from that time on the Group's website, www.bbg.co.uk.

No new material information or guidance on current trading will be disclosed at the seminar. The Group remains comfortable with statements made concerning trading in the second half of 2004 at the interim results presentation on 6 August 2004.

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Phillip McLelland
Bradford & Bingley plc
PO Box 88
Crossflatts
Bingley
BD16 2UA
Tel: 01274 806112
Fax: 01274 554662
Email: phillip.mclelland@bbg.co.uk

Press Office:
Siobhan Hotten
Bradford & Bingley plc
21-27 Lamb's Conduit Street
London
WC1N 3BD
Tel: 020 7067 5627
Fax: 020 7067 5656
Email: siobhan.hotten@bbg.co.uk

Ends